G R U P P O · M E D I A S E T



82-4575

12g3-2(b)

RECEIVED
2006 JAN -4 P 12:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

SUPPL

Cologno Monzese, 30th December 2005

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of December.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

PROCESSED
JAN 10 2006
THOMSON
FINANCIAL

Alessandro Serio
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

12g3-2(b)


GRUPPO
MEDIASET

PRESS RELEASE

PROJECT LAUNCHED FOR THE CONCENTRATION OF THE MEDIASET GROUP'S STAKE IN THE LISTED SPANISH SUBSIDIARY GESTEVISION TELECINCO S.A. IN MEDIASET INVESTIMENTI S.P.A., A WHOLLY-OWNED SUBSIDIARY OF DI MEDIASET S.P.A.

MEDIASET S.P.A. SOLD TO A MEDIASET INVESTIMENTI S.P.A. 25% OF THE SHARE CAPITAL OF TELECINCO AT A PRICE OF €15.37 PER SHARE, FOR A TOTAL AMOUNT OF €947,721,331.68.

IN JANUARY 2006, MEDIASET INVESTMENT S.A.R.L. WILL SELL TO MEDIASET INVESTIMENTI S.P.A. 25.13% OF THE SHARE CAPITAL OF TELECINCO AT A PRICE OF €15.37,FOR A TOTAL AMOUNT OF €952,837,082.48.

AFTER THIS OPERATION, MEDIASET INVESTIMENTI S.P.A., WILL BE THE OWNER OF THE MEDIASET GROUP'S ENTIRE STAKE IN TELECINCO WHICH COMPRISES A TOTAL OF 123,653,768 TELECINCO SHARES, CORRESPONDING TO 50.13% OF THE COMPANY'S SHARE CAPITAL.

Today, Mediaset S.p.A., as part of a project aimed at reorganising its direct and indirect interests in the listed Spanish subsidiary Gestevision Telecinco S.A. (Telecinco) – as approved by the Board of Directors of Mediaset S.p.A. on 8 November 2005 and communicated to the market on the same day -, sold its directly held stake in Telecinco, equal to 25% of the company's share capital, to Mediaset Investimenti S.p.A., a recently established company that is wholly-owned by Mediaset S.pA.. Telecinco is the holder of a national television broadcast licence in Spain.

The sell concerns 61,660,464 Telecinco shares owned by Mediaset S.p.A. which have been transferred to Mediaset Investimenti S.p.A, at a price of €15.37 per share, for a total cost of €947,721,331.68, which was paid in full on the transfer.

As part of the same project, Mediaset Investment S.a.r.l., a wholly-owned Luxembourg based subsidiary of Mediaset S.p.A., has alread planned the sale, in January 2006, to Mediaset Investimenti S.p.A. of its stake in Telecinco, which corresponds to 25.13% of the Spanish company's share capital.

This operation will involve 61,993,304 Telecinco shares owned by Mediaset Investment S.a.r.l. to be sold at the same price of €15.37 per share, for a total amount of €952,837,082.48, to be paid in full on the transfer.

Mediaset Investimenti S.p.A. is a Milan-based company with a share capital of €5,000,000.00.

As a result of these operations, Mediaset Investimenti S.p.A., will become the holder of the entire Mediaset Group's stake in Telecinco, which corresponds to a total of 123,653,768, or 50.13% of the company's share capital.

Telecinco's ordinary shares are listed on the Madrid, Barcelona, Bilbao and Valencia stock exchanges and the Spanish electronic screen-based equity securities market (SIB).

The unit price, of €15.37 Euro per share, was based on the market value of Telecinco's shares, which is also the lowest price in 2005.
Given that the operation is foreseen by the application of art. 2343 bis, of the civil code, an independently- appointed evaluator, requested by Mediaset S.p.A. and designated by the Milan civil court, confirmed that the value of the stake involved in the operation (50.13%) is not less than the total amount paid by Mediaset Investimenti S.p.A..

The financial requirements of Mediaset Investimenti S.p.A. for the payment of the total are met partly from the company's own resources and partly through the use of internal resources of the Mediaset Group.

The companies selling the respective stakes will realise the following capital gains:

- Mediaset S.p.A.: €851 million
- Mediaset Investment S.a.r.l.: €472.1 million.

The two operations will not have any economic impact on the consolidated balance sheet of the Mediaset Group.

The operation, as approved by the Board of Directors on 8 November 2005, is aimed at simplifying the chain of command at Telecinco and the consequent concentration of the entire holding in a single Italian company that is wholly-owned and managed by Mediaset S.p.A..

The operation has been approved by the Spanish Ministry of Commerce, Industry and Tourism, in conformity with art. 21 of Law 10/1988 of 3 May 1988 on Commercial Television current in the country.

This announcement absolves Mediaset from further obligatory communication foreseen by Consob regulations, including the prospectus as at art. 71 of the same regulations.

After the operation, there will be no change in the total compensation received by members of the Board of Directors of Mediaset and/or its subsidiaries.

The operation will be conducted entirely within the confines of the Mediaset Group, Mediaset, by Mediaset S.p.A and its wholly-owned subsidiaries and will have no impact on the Group's consolidated assets. The price was agreed based on the minimum stock exchange price during 2005 and on the basis of certification by an independent evaluator appointed by the court of Milan, the value of the total stake transferred is not less than the sum paid.

None of the directors of the companies involved in the operations has personal interests to declare.

Cologno Monzese, 29 December 2005

Department of Communications and Media Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter



Press Release

Agreement between Juventus and the Mediaset Group Mediaset acquires TV rights for the 2007/2008 and 2008/2009 seasons

Mediaset today announced that it has reached an agreement with Juventus Football Club, for the broadcast, across any distribution platform and for the 2007/2008 and 2008/2009 seasons, of the matches of the Italian championship, for Italy (encrypted) and the rest of the world (also free-to-air) and the television broadcast of a friendly tournament and other rights.

Mediaset reached the agreement for all broadcast technologies given that the football club preferred an overall sale rather separate agreements for different platforms.

Mediaset may sell to third parties, at market conditions, rights of use for broadcast platforms where it has no commercial interest.

Cologno Monzese, 23 December 2005

Department of Communications and Media Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter


GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

MEDIASET BUYS FROM EUROPA TV FREQUENCIES FOR THE LAUNCH OF THE NEW DVBH NETWORK

After Tim and H3G, also Europa TV is joining the Mediaset project for the launch of the new DVBH technology that will make it possible for Italy to launch, in the second half of 2006, the first mobile commercial television service in Europe.

Mediaset and Europa TV, a company controlled by Holland Italia, which is owned by Tarak Ben Ammar and the French broadcaster TF1, have reached an agreement that foresees, pending necessary authorisations, the sale to Mediaset of the infrastructure and digital frequencies that will be wholly destined to the new DVBH network.

The agreement also foresees that, after the necessary authorisations, Europa TV will hold a minority stake in the company that will be controlled by Mediaset, which will manage the new digital transmission network. Europa TV will also have an option to make its TV channels available for mobile TV services.

This move is further confirmation of the non-exclusive nature of the project for the launch of the DVBH network that was created the agreement between Mediaset and Tim, which was followed by an agreement between Mediaset and H3G and is today extended further by the entry of Europa TV with its technological and content assets.

In the meanwhile contacts are continuing with other operators in the sector, with the aim of providing an open mobile TV service that is efficient and rich in content for all viewers.

Cologno Monzese, 21 December 2005

Department of Communications and Media Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter



Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (1st December 2005) repurchased n. 600.000 ordinary shares at an average price of Euro 8,9827 per share.

After the above purchase, Mediaset has repurchased a total of n. 34.850.000 ordinary shares (2,950% Share Capital) for a total countervalue of Euro 326.769.020

The Board of Directors, in the 13th September 2005 and 8th November 2005 meetings, approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 45,000,000 shares (3.81% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan begun the 14th September 2005 and will terminate when 3.81% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 200;*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 1st December 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

12g3-2(b)



Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (2nd December 2005) repurchased n. 650.000 ordinary shares at an average price of Euro 8,9876 per share.

After the above purchase, Mediaset has repurchased a total of n. 35.500.000 ordinary shares (3,005% Share Capital) for a total countervalue of Euro 332.610.960

The Board of Directors, in the 13th September 2005 and 8th November 2005 meetings, approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 45,000,000 shares (3.81% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan begun the 14th September 2005 and will terminate when 3.81% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 200;*
- *The maximum price for such buybacks will not be greater than the lesser of:*
    - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
    - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 2nd December 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter


GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (5th December 2005) repurchased n. 500.000 ordinary shares at an average price of Euro 8,9483 per share.

After the above purchase, Mediaset has repurchased a total of n. 36.000.000 ordinary shares (3,048% Share Capital) for a total countervalue of Euro 337.085.110

The Board of Directors, in the 13th September 2005 and 8th November 2005 meetings, approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 45,000,000 shares (3.81% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan begun the 14th September 2005 and will terminate when 3.81% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 200;*
- *The maximum price for such buybacks will not be greater than the lesser of:*
    - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
    - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 5th December 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter


GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (6th December 2005) repurchased n. 500.000 ordinary shares at an average price of Euro 9,0175 per share.

After the above purchase, Mediaset has repurchased a total of n. 36.500.000 ordinary shares (3,090% Share Capital) for a total countervalue of Euro 341.593.860

We would like to inform that daily press releases regarding our stock repurchase program on December 7 and 8, 2005 will be published on Friday morning, December 9, 2005.

The Board of Directors, in the 13th September 2005 and 8th November 2005 meetings, approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 45,000,000 shares (3.81% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan begun the 14th September 2005 and will terminate when 3.81% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 200;*
- *The maximum price for such buybacks will not be greater than the lesser of:*
    - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
    - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 6th December 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter


GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has on the 7th December 2005 repurchased n. 500.000 ordinary shares at an average price of Euro 9,0725 per share.

After the above purchase, Mediaset has repurchased a total of n. 37.000.000 ordinary shares (3,132% Share Capital) for a total countervalue of Euro 346.130.110

The Board of Directors, in the 13th September 2005 and 8th November 2005 meetings, approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 45,000,000 shares (3.81% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan begun the 14th September 2005 and will terminate when 3.81% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 200;*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 9th December 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter



Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has on the 8th December 2005 repurchased n. 500.000 ordinary shares at an average price of Euro 9,1297 per share.

After the above purchase, Mediaset has repurchased a total of n. 37.500.000 ordinary shares (3,175% Share Capital) for a total countervalue of Euro 350.694.960

The Board of Directors, in the 13th September 2005 and 8th November 2005 meetings, approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 45,000,000 shares (3.81% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan begun the 14th September 2005 and will terminate when 3.81% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 200;*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 9th December 2005


RECEIVED
2006 JAN -4 P 12:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter



Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (9th December 2005) repurchased n. 500.000 ordinary shares at an average price of Euro 9,1403 per share.

After the above purchase, Mediaset has repurchased a total of n. 38.000.000 ordinary shares (3,217% Share Capital) for a total countervalue of Euro 355.265.110

The Board of Directors, in the 13th September 2005 and 8th November 2005 meetings, approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 45,000,000 shares (3.81% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan begun the 14th September 2005 and will terminate when 3.81% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 200;*
- *The maximum price for such buybacks will not be greater than the lesser of:*
    - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
    - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 9th December 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter


RECEIVED
2006 JAN -4 P 12:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12g3-2(b)


GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (12th December 2005) repurchased n. 500.000 ordinary shares at an average price of Euro 9,2077 per share.

After the above purchase, Mediaset has repurchased a total of n. 38.500.000 ordinary shares (3,259% Share Capital) for a total countervalue of Euro 359.868.960

The Board of Directors, in the 13th September 2005 and 8th November 2005 meetings, approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 45,000,000 shares (3.81% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan begun the 14th September 2005 and will terminate when 3.81% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 200;*
- *The maximum price for such buybacks will not be greater than the lesser of:*
    - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
    - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 12th December 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter


RECEIVED
2006 JAN -4 P 12:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (13th December 2005) repurchased n. 600.000 ordinary shares at an average price of Euro 9,1514 per share.

After the above purchase, Mediaset has repurchased a total of n. 39.100.000 ordinary shares (3,310% Share Capital) for a total countervalue of Euro 365.359.800

The Board of Directors, in the 13th September 2005 and 8th November 2005 meetings, approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 45,000,000 shares (3.81% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan begun the 14th September 2005 and will terminate when 3.81% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 200;*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 13th December 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

12g3-2(b)



Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (14th December 2005) repurchased n. 500.000 ordinary shares at an average price of Euro 9,1642 per share.

After the above purchase, Mediaset has repurchased a total of n. 39.600.000 ordinary shares (3,352% Share Capital) for a total countervalue of Euro 369.941.900

The Board of Directors, in the 13th September 2005 and 8th November 2005 meetings, approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 45,000,000 shares (3.81% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan begun the 14th September 2005 and will terminate when 3.81% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 200;*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 14th December 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter


RECEIVED
2006 JAN -4 P 12:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (15th December 2005) repurchased n. 700.000 ordinary shares at an average price of Euro 9,0817 per share.

After the above purchase, Mediaset has repurchased a total of n. 40.300.000 ordinary shares (3,412% Share Capital) for a total countervalue of Euro 376.299.090

The Board of Directors, in the 13th September 2005 and 8th November 2005 meetings, approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 45,000,000 shares (3.81% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan begun the 14th September 2005 and will terminate when 3.81% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 200;*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 15th December 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter



Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (16th December 2005) repurchased n. 500.000 ordinary shares at an average price of Euro 9,0578 per share.

After the above purchase, Mediaset has repurchased a total of n. 40.800.000 ordinary shares (3,454% Share Capital) for a total countervalue of Euro 380.827.990

The Board of Directors, in the 13th September 2005 and 8th November 2005 meetings, approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 45,000,000 shares (3.81% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan begun the 14th September 2005 and will terminate when 3.81% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 200;*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 16th December 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter



Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (19th December 2005) repurchased n. 500.000 ordinary shares at an average price of Euro 8,9863 per share.

After the above purchase, Mediaset has repurchased a total of n. 41.300.000 ordinary shares (3,496% Share Capital) for a total countervalue of Euro 385.321.140

The Board of Directors, in the 13th September 2005 and 8th November 2005 meetings, approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 45,000,000 shares (3.81% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan begun the 14th September 2005 and will terminate when 3.81% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 200;*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 19th December 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter


RECEIVED
2006 JAN -4 P 12:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


GRUPPO MEDIASET
MEDIASET

Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (20th December 2005) repurchased n. 500.000 ordinary shares at an average price of Euro 8,9447 per share.

After the above purchase, Mediaset has repurchased a total of n. 41.800.000 ordinary shares (3,539% Share Capital) for a total countervalue of Euro 389.793.490

The Board of Directors, in the 13th September 2005 and 8th November 2005 meetings, approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 45,000,000 shares (3.81% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:
- *The Stock Buyback Plan begun the 14th September 2005 and will terminate when 3.81% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 200;*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:
- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 20th December 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter





Mediaset: daily communication on the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (21st December 2005) repurchased n. 500.000 ordinary shares at an average price of Euro 8,9801 per share.

After the above purchase, Mediaset has repurchased a total of n. 42.300.000 ordinary shares (3,581% Share Capital) for a total countervalue of Euro 394.283.540

The Board of Directors, in the 13th September 2005 and 8th November 2005 meetings, approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 45,000,000 shares (3.81% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan begun the 14th September 2005 and will terminate when 3.81% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 200;*
- *The maximum price for such buybacks will not be greater than the lesser of:*
  - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
  - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 21st December 2005

Media Relations Department
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter



Mediaset: Closing of the Stock Repurchase Program

Mediaset, following the communication received from Mediobanca, announces that it has today (22th December 2005) repurchased n. 630.000 ordinary shares at an average price of Euro 9,0684 per share.

After the above purchase, Mediaset concluded the Buyback Program approved by the Board of Directors in the 13th September 2005 and 8th November 2005 meetings.

At the end of the Buyback Program Mediaset repurchased a total of n. 42.930.000 ordinary shares (3,634% Share Capital) for a total countervalue of Euro 399.996.632

The Board of Directors, in the 13th September 2005 and 8th November 2005 meetings, approved procedures to effect an Open Market Stock Buyback Plan for up to a maximum of 45,000,000 shares (3.81% of the company's share capital) and in any case for a maximum total corresponding value of Euro 400 million.
The Stock Buyback Plan, aimed at the investment of liquidity, falls within the terms of the authorisation to effect buybacks of the company's shares given to the Board of Directors by the Annual General Meeting of the Shareholders held on 29th April 2005.
The AGM resolution provided for the possibility to effect buybacks of a maximum of 70,000,000 ordinary shares with a nominal value of Euro 0.52 each (corresponding to 5.92% of the company's share capital, in one or more operations and up to the approval of the Annual Report for the year ending 31/12/2005 and in any case for a period not exceeding 18 months from the date of the AGM resolution.
The Board of Directors has established the following terms of the Stock Buyback Plan:

- *The Stock Buyback Plan begun the 14th September 2005 and will terminate when 3.81% of the company's share capital has been reached or at maximum ceiling which has been established at Euro 400 million and, in any case, not beyond 23rd December 200;*
- *The maximum price for such buybacks will not be greater than the lesser of:*
    - *(a) Euro 12.294, the reference share price recorded on the stock exchange trading day of 12th September 2005 (the day prior to the meeting of the Board of Directors to approve the plan, plus 20%), and*
    - *(b) the reference share price recorded on the stock exchange trading day prior to every single acquisition, plus 20%.*
- *The maximum number of ordinary Mediaset shares that may be bought on any trading day will not exceed 25% of the total daily trade and, in any case, not more than 1,000,000 shares.*

Shares acquired in the context of the Stock Buyback Plan:

- *will not be used for current or future Stock Option Plans;*
- *will not be sold until after the date of the AGM to approve the Annual Report for the year ending 31/12/2005.*

In the context of the Stock Buyback Plan, Mediaset will make a daily communication to the market and competent bodies indicating: the number of shares purchased, the average price of the same, the cumulative number of shares and value of the total investment on the date of the communication.
Mediaset has appointed Mediobanca to conduct the Stock Buyback Plan according to the terms established.
As of 12th September 2005, Mediaset holds in its portfolio 3,851,000 shares entirely dedicated to the Stock Option Plans for the years 2002 and 2003.

Cologno Monzese, 22th December 2005

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